

Mail Stop 7010

August 7, 2008

via U.S. mail and facsimile

Michael W. Harlan, President and CEO
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042

> **RE: U.S. Concrete, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **Schedule 14A Filed on April 22, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 0-26025**

Dear Mr. Harlan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 11

1. In future filings, under "Cement and Other Raw Materials" on page 11, please disclose how your new practice of using fewer suppliers may affect your ability to obtain an adequate supply of cement for your operations. See Item 101(c)(1)(iii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and estimates, page 29

2. We note that you recorded substantial goodwill impairments in the last two fiscal years and that goodwill remains a significant asset. We also note that you anticipate your operating results will continue to be impacted by the downturn in the homebuilding and credit industries. Considering this, we ask that you please revise your goodwill disclosures in future filings to address the following points, especially for reporting units whose carrying value is close to the estimated fair value:

- Define the reporting unit level at which you test goodwill for impairment.
- We note that you estimate the fair value of your reporting units using a variety of valuation approaches, including discounted future cash flow, multiples of sales and earnings before interest, taxes, depreciation, depletion and amortization, and comparisons of recent transactions.
    o Describe each of the methodologies used, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
    o Disclose how you weight each of the methods used, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently.
- For each methodology, provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions. For example, such assumptions should include for a discounted cash flow method the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a comparable business method the sales and/or EBITDA multiple used.

- Disclose those reporting units whose carrying value is close to the estimated fair value, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.

Please provide us with the disclosure you intend to include in future filings. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

3. We note that you have recognized pre-tax losses for the last two consecutive fiscal years. Please revise your disclosure in future filings to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. In this regard, consider each of the following points:
   - Disclose the amount of pre-tax income that needs to be generated to realize deferred tax assets.
   - Provide an explanation of the tax-planning strategies you are relying on when making your assessment.

Results of Operations, page 32

4. We note your discussion of goodwill impairments. Specifically, you attribute the goodwill impairment charge for fiscal year 2006 to increased competition and a general economic downturn, including problems in the automotive business for your Michigan reporting unit. You attribute the goodwill impairment charge for fiscal year 2007 to the downturn in residential construction, increased competition and the change in geographic mix of sales volume for your Michigan reporting unit, South Central precast reporting unit, and northern California precast reporting unit. These explanations appear to be more general observations rather than specific change in assumptions that led to the impairment charges. Given that the impairment charges were material, informative disclosure should be provided that clearly identifies the specific facts and circumstances that caused management to change its estimated fair value of the corresponding reporting units and to recognize the impairment charges during each period presented. In this regard, we note the requirements of paragraphs 47.a. and 47.b. of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. Please consider what disclosures you could provide supplementally and in future filings that address our concerns including any other information that would be material to an investors understanding of the impairment charges.

Liquidity and Capital Resources, page 35

5. We note that your allowance for doubtful accounts has increased in total and as a percentage of trade accounts receivable as of December 31, 2007. As such, please include a discussion for the increase in the allowance for doubtful accounts trends to

allow investors to understand any material collectibility issues with trade accounts receivable, net. Refer to Item 303(A)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Consolidated Statements of Operations, page 45

6. In future filings, please revise your presentation of minority interest in consolidated subsidiary to include this line item after income tax provision. Refer to Rule 5-03.12 of Regulation S-X for guidance.

1. Summary of Significant Accounting Policies, page 48

Properties, Plant and Equipment, net, page 48

7. In future filings, please revise your disclosure for the depletion of mineral deposits to address the following:
    •   The method used to deplete mineral deposits.
    •   An explanation of what you mean by "recoverable" raw materials, as it is not clear to us that recoverable raw materials are the same as the Industry Guide 7 definitions of proven and probable reserves.

Sales and Expenses, page 49

8. We note your disclosure on page 11 that in some of your markets you install your precast products, which may possibly result in arrangements with multiple deliverables. Please tell us more about these arrangements, their materiality and your consideration of the accounting for these arrangements. Refer to paragraph 9 of EITF 00-21.

2. Goodwill and Other Intangible Assets, page 53

9. In future filings, please revise your policy disclosure for recognizing goodwill impairment charges to clarify that you are complying with the guidance in paragraphs 19 and 20 of SFAS 142, if correct. Please provide us with the disclosure you intend to include in future filings.

4. Business Combinations, page 54

10. We note your disclosure on page 49 that intangible assets acquired in business combinations consist primarily of goodwill and covenants not-to-compete. For your acquisition of Alberta Investments, Inc. and Alliance Haulers, Inc., you allocated a significant portion of the purchase price to goodwill with either an immaterial or no allocation to identifiable intangible assets. We note from the Stock Purchase Agreement included as exhibit 2.1 to your Form 8-K filed on June 28, 2006 that you

also were to acquire customer lists, customer contracts, and other intangible assets, such as permits, trademarks, trade names, patents, etc. Based on your disclosures, it is unclear whether you considered the acquisition of these and other material intangible assets as part of your purchase price allocation. If you did consider each of these items but determined that the value of the identifiable intangible assets were immaterial, please provide us with a detailed explanation with a view toward future disclosure as to why the acquisition primarily consisted of goodwill. Refer to paragraphs 39, 51.b., and A10-A28 of SFAS 141 for guidance.

11. In future filings, please ensure you are including the information required by paragraphs 51-57 of SFAS 142 for all material acquisitions that have been completed during each period presented. In this regard, it does not appear as though you have provided all of the required disclosures for your acquisitions of Alberta Investments, Inc. and Alliance Haulers, Inc.

5. Stock-Based Compensation , page 56

12. We note that your stock options generally vest over a four-year period, and you granted stock options during fiscal years 2007 and 2006. However, we also note that you have no nonvested stock options remaining as of December 31, 2007. We note that you recognized stock compensation expense for your stock options granted in the amount of $185,000 in 2007 and $198,000 in 2006; however, you state the stock options that vested during fiscal years 2007 and 2006 had fair values of $600,000 and $1.9 million, respectively. Please tell us more about your accounting for stock options to clarify this information.

10. Stockholders' Equity, page 60

Employee Stock Purchase Plan, page 61

13. In future filings, please disclose the amount of compensation expense recognized for each period presented. If you have not recognized compensation expense for this plan, please tell us and revise your disclosure in future filings to clarify how you arrived at such a determination. Refer to paragraphs 12-15 and A240.g.(1) of SFAS 123R.

11. Income Taxes, page 61

14. In future filings, please provide the disclosures required by paragraph 20 of FIN 48.

14. Commitments and Contingencies, page 64

15. We note that you have recognized a $2.3 million liability for certain of your ongoing litigation. We further note your disclosure that your currently pending or threatened litigation "should not" have a material adverse effect on your financial condition, results of operations or liquidity. It is unclear whether you believe there is a reasonable possibility that your loss contingency could materially exceed your accrual, or whether the possibility is remote.   Please clarify your disclosure in future filings; otherwise, please provide all the disclosures required by paragraph 10 of SFAS 5. In addition, please address the need to provide specific disclosure regarding the nature of any litigation that requires accrual or for which you are unable to estimate the probable liability in accordance with paragraph 9 of SFAS 5 and Question 2 of SAB Topic 5:Y for product-related claims. Please also address the points raised in this comment to your environmental claims disclosure.

17. Financial Statements of Subsidiary Guarantors, page 66

16. We note that you have combined the parent/issuer with the guarantor subsidiaries into one column in your condensed consolidating financial information. Rule 3-10(f)(4) of Regulation S-X requires the parent company and the subsidiary guarantors to be presented separately. As such, please amend your December 31, 2007 Form 10-K and your March 31, 2008 Form 10-Q to provide condensed consolidating financial information that complies with Rule 3-10(f)(4) of Regulation S-X. Otherwise, please provide us with a detailed explanation as to why you believe your presentation complies with Rule 3-10 of Regulation S-X.

General – Notes to Consolidated Financial Statements

17. We note various references to consolidation, realignment, workforce reductions, and other restructuring activities in your December 31, 2007 Form 10-K, your March 31, 2008 Form 10-Q and your Form 8-K filed on May 12, 2008. However, you have not provided any disclosures regarding these restructuring activities in your footnotes in accordance with SAB Topic 5:P.4 and SFAS 146. Please include such disclosures in future filings. If you do not believe such disclosures are required in future filings, please provide us with a detailed explanation supporting your position.

Definitive Proxy Statement on Schedule 14A Filed on April 22, 2008

Director Compensation, page 13

18. In future filings in footnote 2, please disclose the grant date of fair value for each equity award computed in accordance with SFAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 17

19. In future filings under "Annual Bonus" on page 22, please provide quantitative disclosure of the targets considered in determining the 'Individual Rating' of an executive officer (as the term is used in the chart displaying the percentage of bonus paid out), as these targets appear to be material to your decisions regarding the amount of bonus you pay. If you believe that disclosure of these targets is likely to cause you significant competitive harm, using the standards applicable to a request for confidential treatment under the FOIA, please note that you may be requested to share your views with us, and in your filing, discussing how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

20. In future filings under "Annual Bonus" on page 22, please use consistent terms in your discussion of the annual bonus calculation so that terms in the chart displaying the scale for determining the percentage of available bonus paid out corresponds with the preceding narrative description. It is unclear whether the reference to "individual bonus portion" in the chart refers to the "individual's target bonus available for payout" (as calculated pursuant to the first chart).

21. Under "Incentive Compensation, Restricted Stock and Nonqualified Stock Option Awards," you disclosed that a limited number of stock options were awarded in 2007 on page 22 but stated that no stock options were awarded in 2007 on page 23. In future filings, please reconcile these statements.

22. In future filings in your discussion of the incentive compensation on page 22, please disclose how the compensation committee determines the dollar amount of equity compensation it awards to the named executive officers. See Item 402(b)(1)(v) of Regulation S-K.

23. In future filings, please disclose how the compensation committee determines the grant date for awards of restricted stock. Please refer to Item 402(b)(2)(iv) of Regulation S-K.

24. In future filings, please disclose the factors considered in setting Mr. Martineau's annual consulting payments and change of control payment under the consulting agreement. See Item 402(b)(1)(v) and Item 402(j)(3) of Regulation S-K.

Summary Compensation Table, page 31

25. In future filings, please disclose in footnotes 4 and 5 the assumptions made in valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements or in the Management's Discussion and Analysis. See Instruction 4 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Grants of Plan Based Awards, page 33

26. In future filings in footnote 6, please provide a further explanation of "median."

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As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone at (202) 551-7416, or in her absence, Pamela Long, Assistant Director, at (202) 551-3760.

Sincerely,

Terence O'Brien
Accounting Branch Chief